BALLY TOTAL FITNESS®

ANNUAL REPORT

◇ 2001 ◇



Club Locations
(Alphabetical by Metropolitan Region):

Atlanta, GA
Baltimore, MD
Boston-Worcester, MA
Buffalo, NY
Charlotte, NC
Chicago, IL
Cincinnati, OH
Cleveland-Akron-Canton, OH
Colorado Springs, CO
Columbus, OH
Dallas-Ft. Worth, TX
Dayton, OH
Denver, CO
Detroit, MI
Fresno, CA
Hartford-New Haven, CT
Houston, TX
Indianapolis, IN
Kansas City, MO and KS
Knoxville, TN
Los Angeles-Long Beach, CA
Miami-Ft. Lauderdale, FL
Milwaukee-Madison, WI
Minneapolis-St. Paul, MN
New York, NY
Norfolk-Virginia Beach, VA
Orlando, FL
Philadelphia, PA
Phoenix, AZ
Pittsburgh, PA
Portland, OR
Providence, RI
Rochester, NY
Rockford, IL
Salt Lake City, UT
San Antonio, TX
San Diego, CA
San Francisco-San Jose, CA
Seattle-Tacoma, WA
St. Louis, MO
Tampa, FL
Toledo, OH
Toronto, Ontario
Tucson, AZ
Tulsa, OK
Washington, D.C.
West Palm Beach, FL

BALLY TOTAL FITNESS ®

Franchised Locations:

Albany, NY
Binghamton, NY
Syracuse, NY
Nassau, Bahamas
Beijing, China

BALLY TOTAL FITNESS HOLDING CORPORATION
2001 ANNUAL REPORT

Table of Contents

Financial Highlights

	2001	2000	1999	1998	1997
	(Dollar amounts in millions, except per share data)				
Operating Data (year ended December 31):					
Net revenues	$ 852.0	$ 785.9	$ 663.0	$ 575.6	$526.5
Operating income before depreciation and amortization	131.0	117.0	86.8	50.9	33.6
Operating income (loss)	57.8	51.4	33.9	2.6	(19.3)
Before extraordinary items and cumulative effect of a change in accounting principle:					
Income (loss)	80.7	78.6	42.4	13.3	(23.5)
Basic earnings (loss) per common share	2.91	3.29	1.81	0.59	(1.51)
Diluted earnings (loss) per common share	2.70	2.84	1.56	0.51	(1.51)
Balance Sheet Data (at December 31):					
Cash and equivalents	$ 9.3	$ 13.1	$ 23.5	$ 64.4	$ 61.7
Installment contracts receivable, net	558.2	565.0	486.1	422.1	343.6
Total assets	1,716.9	1,560.6	1,348.6	1,128.8	967.6
Long-term debt, less current maturities	639.9	674.3	593.9	482.2	405.4
Stockholders' equity	512.7	297.8	212.5	161.8	70.3

Fellow Shareholders:

This past year was particularly significant for Bally Total Fitness as we completed our fourth consecutive year of improved profitability and cash flows. Despite the many challenges we faced in the difficult economic environment of 2001, Bally Total Fitness maintained its focus on delivering shareholder value and improving our financial strength. Overall, we made great progress on our long-term goals.

Summarizing some of our notable achievements for the year:

- Net revenue grew more than 8% to $852 million.
- Operating income increased 12%.
- Our personal training, retail and nutritional products sales grew more than 30%, finishing the year with revenues of $145 million and operating profit of $54 million.
- Operating cash flow reached nearly $110 million, more than doubling 2000 levels.
- Debt was reduced by nearly $30 million.
- As further confirmation of our improving financial strength, during the 4th quarter, Moody's Investors Service upgraded our company's secured and unsecured debt rating.

Since we began in early 1997, this management team has been intensely focused on building our business and delivering positive results. This is precisely what we have done. Bally has enjoyed compounded revenue growth of 10% over the past five years. We've taken earnings before interest, taxes, depreciation and amortization, including finance charges earned ("EBITDA"), as adjusted for special charges, from $75 million in 1996, to $205 million in 2001, and the trend line is up. Earnings have grown more than $4 per share from 1996 through this past year. And, we have had strong and consistent growth of operating cash flows annually, just as we originally predicted when we first announced our turnaround plan four and a half years ago.

Other highlights include:

- The recent acquisition of the popular Crunch Fitness, its brand and its 19 clubs throughout the U.S., has already begun to have a positive impact on our business, particularly in New York City and Atlanta. Crunch's expertise in personal training, cutting-edge programming and innovative marketing are proving to be excellent resources to our entire Bally system as we seek new and better ways of meeting our members' health and fitness needs.
- We also made progress on expanding the Bally brand internationally. First, through our joint venture partnership with China's leading operator of sports venues, China Sports Industry Co., Ltd., we will open the first Bally Total Fitness club in Beijing in May 2002. This 40,000 square foot facility will be the largest health club facility in Beijing. Second, through our joint venture with Holmes Place Plc, Europe's leading operator of health and fitness clubs, we will introduce the upscale Holmes Place brand to the U.S. with the first club opening in Chicago in June 2002. In early 2003, we will begin to expand the Bally brand into Europe through this partnership. Finally, we also successfully debuted our first Bally Total Fitness franchise facility in Nassau, Bahamas, through our partnership with Doctor's Hospital, the leading for-profit health care provider in the Caribbean.
- From a company that didn't even sell a bottle of water five years ago, today, we are seizing the power of the Bally brand both inside and outside the four walls of our clubs. We continue to enjoy a rapidly growing personal training business and growing success with our expanded group fitness schedules. And, our full line of Bally-branded nutritional products has grown quite popular with members through such items as Bally bars, B-Fit shakes, supplements, vitamins, and through the launch of our breakthrough diet and fitness program, The Bally Rapid Results System. Throughout 2002, you will see

us expand Bally-branded diet and nutritional products from the club to the store shelves of some major grocery and pharmacy chains. Bally-branded exercise products can be found in more than 3,300 retail outlets throughout North America including Foot Locker, Champs, and Zellers, and through the Avon catalogues. And, this is only the beginning. We are presently looking to expand Bally's reach through an upcoming Bally magazine, slated for a spring 2002 launch, as well as other non-traditional integrated marketing opportunities. In addition, we will also continue to build on the success of the Crunch brand and support the company's unique marketing initiatives, such as the popular *Crunch Magazine*.

- It is our plan in the coming year to build on strong relationships with our key strategic partners like Household International, Pepsi, AOL Time Warner, Gatorade, Kellogg's, Unilever and others on the development and execution of exciting high-profile promotional opportunities. These successful relationships provide many mutual benefits and we will look to add more of these partnerships in the future.

Driving these positive results was a team of more than 20,000 talented and committed Bally people — my colleagues. While many other companies struggled in 2001, it was inspiring to see the people of Bally stand as one outstanding team. The fact they succeeded in delivering solid results in this challenging marketplace makes me feel very good about our future.

Looking ahead, Bally Total Fitness is stronger than ever. We're focused and positioned to continue to grow. And, it is our intention to work on reaching our ultimate goal to be the premier company for our consumers' ever-growing health and fitness needs. I am very proud of the Bally Total Fitness team and look forward to our challenges ahead.

Finally, it is with great sadness that I deliver this report shortly after the passing of Aubrey Lewis, a member of our Board of Directors for six years. Mr. Lewis was a source of strength, motivation and insight for Bally. Speaking on behalf of our directors, officers and employees, we will continue our tireless efforts to move Bally forward to greater success in his memory.

Sincerely,

Lee S. Hillman
Chairman of the Board,
President and Chief Executive Officer

The Company

Bally Total Fitness Holding Corporation, a Delaware corporation, is the largest commercial operator of fitness centers in North America in terms of revenues, number of members, and number and square footage of its facilities. As of February 28, 2002, we operated approximately 405 fitness centers and had approximately four million members. Our fitness centers are concentrated in major metropolitan areas in 28 states and Canada, with over 340 fitness centers located in the top 25 metropolitan areas in the United States and Toronto. We operate fitness centers in over 50 major metropolitan areas representing 62% of the United States population and over 15% of the Canadian population. Our members made more than 120 million visits to our fitness centers in each of the past three years.

We offer value to our members by providing access to state-of-the-art fitness facilities with affordable membership programs. Bally fitness centers feature an outstanding selection of cardiovascular, conditioning and strength equipment and offer extensive aerobic and other group fitness training programs. In addition, many of our fitness centers include pools, racquet courts or other athletic facilities. Our new fitness center prototype achieves efficiency by focusing on those fitness services our members use most frequently. We have clustered our fitness centers in major metropolitan areas in order to reach the greatest population and achieve marketing and operating efficiencies. Over 86% of our fitness centers are located in markets in which we have five or more facilities, with our largest concentrations in the New York City, Los Angeles, Chicago, Baltimore/Washington D.C., Dallas, Houston, Detroit, San Francisco, Toronto, Portland, Seattle, Philadelphia, Atlanta and Miami areas.

The majority of our fitness centers use the service mark "Bally Total Fitness®", including 12 upscale centers that are known as "Bally Sports Clubs℠". The nationwide use of the service mark enhances brand identity and increases advertising efficiencies. Pursuant to our strategy of targeted market segmentation, we have opened or acquired new facilities during the past few years that operate under upscale brands, including 19 fitness centers as "Crunch Fitness℠", 11 fitness centers as "The Sports Clubs of Canada™", seven as "Pinnacle Fitness®" and six as "Gorilla Sports℠" and plan to further expand the use of these brands.

Our primary target market for Bally Total Fitness branded club new members is the 18 to 34-year old, middle income segment of the population, with secondary target markets including older and higher income segments. We market ourselves to these consumer segments through the use of a variety of membership options and payment plans. Our membership options range from single-club memberships to premium memberships, which provide additional amenities and access to all of our fitness centers nationwide. Similarly, we offer a broad range of payment alternatives. Typically, our Bally Total Fitness branded club members pay an initial membership fee which can either be financed or paid-in-full at the time of joining. Members who choose to finance their initial membership fee generally do so for up to 36 months, subject to state, provincial and local regulations and minimum down payment requirements. In addition to the initial membership fee, members are generally required to pay monthly membership dues in order to use our fitness facilities. We believe the various memberships and payment plans offered, in addition to our strong brand identity and the convenience of multiple locations, constitute distinct competitive advantages. The primary target market for our upscale branded clubs is the 18 to 49-year old, middle to upper income segment of the population. Membership plans in our upscale clubs generally include a higher level of club amenities than the Bally Total Fitness clubs, and are also differentiated by single, multi-club, and all-club membership programs. New members of our upscale clubs generally pay a lower initial membership fee than new members of our Bally Total Fitness clubs, but pay higher monthly dues throughout the life of the membership.

Operating Strategies

In October 1996, the current management team took control of the management of the Company and began to implement a business strategy designed to improve our operating results. These efforts have contributed to significant improvements in financial performance, including growing net income in 2001 to $72.4 million (before the net benefit of unusual items of $8.3 million) from a net loss of $23.5 million (before an extraordinary loss of $21.4 million) in 1997.

In developing the new strategy, the management team identified the following three primary strategic objectives to improve the overall business value:

- Improve the operating margins of our fitness center membership operations — our core business.
- Introduce new products and services to our members.
- Increase the number of fitness centers we operate based on our more profitable fitness center prototype.

Since 1997, we have been able to meet these objectives by implementing a number of strategic initiatives.

Improve Core Business Operating Margins

Our primary approach to improving operating margins has been to grow and improve the quality of revenues while leveraging the largely fixed cost structure of our business. We have grown margins for earnings before interest, taxes, depreciation and amortization, plus finance charges earned to 24% in 2001 (before special charges) from 14% in 1997, a 71% improvement. We have accomplished this margin expansion by focusing on the following strategic initiatives:

Emphasize the Sale of Higher Margin Multi-Club Membership Plans — In late 1997, we completed a common stock offering. The proceeds provided working capital, allowing us to increase our emphasis on the sale of higher margin multi-club membership plans with greater long-term cash flows, but lower amounts of immediate cash. The previous strategy focused on near-term cash needs, resulting in an emphasis on lower margin single-club membership plans. Our multi-club memberships for our core base of Bally Total Fitness branded clubs are historically our most popular membership plans, with higher priced initial membership fees which are typically financed, subject to minimum down payment requirements. The emphasis on the sale of multi-club memberships contributed to a 65% increase in the weighted-average price of initiation fees in our Bally Total Fitness branded clubs from 1996 to 2001. Initiation fee revenue from the sale of multi-club membership plans grew to 91% of initiation fee revenue in 2001, compared to 77% of initiation fee revenue in 1996, under the Company's previous pricing strategy. We believe our monthly dues in our Bally Total Fitness branded clubs are substantially less than those charged by most of our competitors and believe we can continue to raise monthly dues at a rate consistent with past periods without a material loss in membership. In addition, in 2001 we significantly reduced promotions offering discounted or waived monthly dues. These initiatives contributed to an increase in annual dues collected of 46% since 1997.

Increase our Base of Upscale Club Facilities — Since we opened our first Bally Sports Club branded club in 1996, we have undertaken a strategy to increase the number of clubs operating under alternative pricing models from our core base of Bally Total Fitness branded clubs. In addition to adding nine Bally Sports clubs since 1997, in 1998 we added Pinnacle Fitness and Gorilla Sports to our portfolio of branded clubs, in 1999 we acquired The Sports Clubs of Canada, and on December 31, 2001 we added Crunch Fitness. Rather than converting these acquired clubs to Bally Total Fitness branded clubs, we have continued to maintain their branded identities and membership pricing policies. With the exception of the Bally Sports Clubs which have a pricing strategy similar to Bally Total Fitness branded clubs, except with higher membership initiation fees and monthly dues, our upscale branded clubs generally sell memberships which carry lower initiation fees than the Bally Total Fitness branded clubs, but higher monthly dues throughout the life of the membership. As a result of the lower initiation fees charged in these clubs, our weighted average initiation fee has declined from 2000, although on a monthly payment basis, our upscale facilities offer memberships with a monthly dues payment higher than the average monthly payment of Bally Total Fitness branded club members in their initial financing membership term.

Continue to Leverage Fixed Cost Base — A significant percentage of our operating costs are fixed in nature. By leveraging our fixed cost base, including expanding our product and service offerings and controlling variable costs, we have been able to achieve the margin growth noted above.

Add Products and Services

Since mid-1997, we have been successfully diversifying and increasing our revenues by offering our members a growing menu of ancillary products and services. To date, these strategic initiatives have focused primarily on products and services delivered to members within our facilities and include:

Personal Training — We have added fee-based personal training services for members in most of our fitness centers. Since January 1997, we have added over 3,000 personal trainers to our staff and grown revenues from this service to $64.5 million in 2001. Our research indicates the availability of personal training services enhances the perceived value of membership, and we believe demand for these services is growing.

Retail Stores and Private-Label Nutritional Products — We began offering a private-label line of Bally-branded nutritional products to our members in mid-1997. These products currently include, among others:

- Ready-to-drink meal replacement shakes and drinks;
- Energy, snack, and high protein bars;
- Weight loss products;
- Multi-vitamins;
- Meal replacement drink powders; and
- Creatine.

By 2001, sales of these products totaled $45.1 million, growing 30% over 2000. We continue to test and bring to market other nutritional products to meet customer demand, further enhancing and expanding the product line. As a policy, we require manufacturers and suppliers of our nutritional products to maintain significant amounts of product liability insurance.

During 2001, we opened approximately 25 retail stores inside our fitness centers, bringing the total number of our fitness centers with retail outlets to approximately 365. For the year ended December 31, 2001, these stores generated $43.1 million in revenue selling primarily nutritional products (Bally-branded or otherwise), drinks, apparel and related soft goods and accessories, including $13.7 million from Bally-branded nutritional products, a 63% increase over 2000.

Financial Services — In late 1995, in conjunction with a significant financial institution, we implemented a program offering selected members the opportunity to transfer the balance of their financed membership fee to a pre-approved Visa account. We receive reimbursement from the program for telemarketing costs and share in the program's profitability. As of December 31, 2001, over 225,000 credit cards have been issued. We continue to investigate and evaluate other opportunities to offer financial services to our members.

Develop New Facilities

To build upon our improved core operations and expanding products and services business, we have invested in facilities expansion in three ways:

Replicate the New Fitness Center Prototype — In 1998, we initiated a plan to increase new facility openings of our more profitable new fitness center prototype. The new fitness center prototype is designed to cost less to build and maintain than our older facilities and, on average, provides 40% more useable space for our members in the same average square footage. The new facilities are generally developed pursuant to long-term lease arrangements and currently require, on average, approximately $1.9 million per fitness center to fund leasehold improvements and exercise equipment. During 2001, we opened 18 of these facilities, and a number were under construction at the end of the year.

Upgrade and Expand Existing Fitness Centers — In late 1997, we began to upgrade and expand certain of our existing facilities well-beyond normal maintenance requirements, including adding and upgrading exercise equipment, adding additional space and refreshing interior and exterior finishes to improve club ambiance. We believe these upgrades and expansions have enabled us to continue to attract and retain a strong membership base, increase revenues and profits and more effectively capitalize on our marketing and administrative infrastructure.

Selectively Acquire Fitness Center Operations — Due to our relative size in a fragmented industry, we are well-positioned to identify opportunities to selectively acquire existing fitness center operations at attractive prices. On December 31, 2001, we acquired Crunch Fitness International, Inc., which has 19 fitness centers located in the New York City, Atlanta, Chicago, San Francisco, Los Angeles and Miami areas. In 2000 we acquired 13 fitness centers in Portland, Oregon where we previously had no fitness centers, three centers in San Diego, California and one in Pittsburgh, Pennsylvania. These acquisitions fit our strategic goal of expanding our reach, increasing penetration in key markets, and leveraging our overall fitness infrastructure.

Financial Review

Results of Operations

Comparison of the years ended December 31, 2001 and 2000

Net revenue for 2001 was $852.0 million compared to $785.9 million in 2000, an increase of $66.2 million (8%). Net revenue from comparable fitness centers increased 6%. This increase in net revenues resulted from the following:

- Membership revenue grew $30.3 million or 5% over the prior year. New membership units originated increased by 1% over the prior year, while the weighted-average price of initiation fees for memberships sold decreased 2%, principally as a result of the net addition of five clubs in markets that offer lower initiation fees due to statutory limits on initiation fees or length of finance term, and the continued availability of a selection of shorter-term and seasonal membership programs during the year. As a result, membership initiation fees originated decreased 1% from the prior year. The provision for doubtful receivables and cancellations, included as a direct reduction of membership revenue, was 41% of the gross financed portion of originations for both periods. Total dues revenue increased $18.2 million (6%) during 2001.
- Products and services revenue increased $34.1 million (31%) over 2000, primarily reflecting the continued growth of personal training services and nutritional product sales.
- Miscellaneous revenue increased $1.9 million (12%) over 2000, primarily reflecting additional revenue from co-marketing partnerships.

The weighted-average number of fitness centers during 2001 increased to 387 from 376 during 2000, a 3% increase, including an increase in the weighted-average number of centers operating under our upscale brands from 34 to 38. During 2001, we opened 18 new fitness centers within our major metropolitan areas. On December 31, 2001, we acquired 19 additional fitness centers (with our acquisition of Crunch Fitness) that are not reflected in our 2001 results or averages. At December 31, 2001, we operated a total of 55 upscale fitness centers: 19 as "Crunch Fitness", 12 as "Bally Sports Clubs", 11 as "The Sports Clubs of Canada", seven as "Pinnacle Fitness" and six as "Gorilla Sports".

Operating income for 2001, excluding special charges of $6.7 million, was $64.5 million compared to $57.9 million, excluding special charges of $6.5 million, in 2000. The increase of $6.6 million (11%) was due to a $66.2 million increase in net revenue (8%), offset, in part, by an increase in operating costs and expenses of $59.6 million (8%) including a $7.6 million increase in depreciation and amortization. The special charges in 2001 related to cancelled or reformatted marketing events and other direct and indirect costs from disruptions and shutdowns of various club operations and programs resulting from the September 11th terrorist events and a one-time markdown of retail apparel in connection with management's strategic repositioning of in-club retail stores, adding juice bars to replace slow moving, lower margin fashion apparel. The special charges in 2000 represented a one-time non-cash charge recorded to write off third-party internet investments. Earnings before interest, taxes, depreciation and amortization, including finance charges earned ("EBITDA"), exclusive of the impact of the special charges, was $205.0 million in 2001 versus $192.0 million in 2000, a 7% increase. The EBITDA margin, before special charges, was 24% in both periods. In 2001, the margin was negatively impacted by increases in utilities costs system-wide and by new club growth which, due to deferred revenue accounting, initially results in higher incremental operating costs than recognized revenues. Fitness center operating expenses increased $30.2 million (6%), due principally to incremental costs of operating new fitness centers and higher energy costs. Products and services expenses increased $19.7 million (27%) to support the revenue growth of product and service offerings. Operating income from products and services increased to $53.6 million from $39.2 million in the prior year (37%), with an EBITDA margin of 37% in 2001 compared to 35% in 2000. Member processing and collection center expenses decreased $1.2 million (3%) as a result of expense reimbursements from servicing fees associated with servicing the portions of the installment contracts receivable portfolio that were sold in 2001 to a major financial institution. Advertising expenses increased $2.6 million (5%) compared to the prior year due to a change in advertising strategy to reach new segments of prospective customers and to support clubs in new markets. General and administrative expenses increased $.8 million (3%) compared to the prior year to support the Company's overall growth. Depreciation and amortization expense increased $7.6 million (12%) largely as a result of increased expenditures for property and equipment and acquired fitness centers during the past two years.

Finance charges earned in excess of net interest costs totaled $9.2 million in 2001, an increase of $1.0 million over last year resulting from a reduction in the Company's net borrowings, offset in part, by reductions in finance charges earned due to the sale of receivables in 2001.

The income tax provisions for 2001 and 2000 reflect state and Canadian income taxes. The federal provisions were offset by the utilization of prior years' net operating losses. In addition, as a result of our improved operating results and trends, we reduced our tax valuation allowance by $15.0 million and $20.0 million in the third quarters of 2001 and 2000, respectively. These adjustments were reflected as reductions of the tax provision, increasing net income.

Comparison of the years ended December 31, 2000 and 1999

Net revenue for 2000 was $785.9 million compared to $663.0 million in 1999, an increase of $122.9 million (19%). Net revenue from comparable fitness centers increased 9%. This increase in net revenues resulted from the following:

- Membership revenue grew $69.9 million or 12% over the prior year. New membership units originated increased by 6% over the prior year, and the weighted-average price of initiation fees for memberships sold increased 5%. As a result, membership initiation fees originated increased 11% from the prior year. The provision for doubtful receivables and cancellations, included as a direct reduction of membership revenue, was 41% of the gross financed portion of originations for both periods. Dues collected increased $38.6 million (16%) from 1999, reflecting continued improvements in member retention and pricing strategies and an increase attributable to fitness centers operating under our upscale brands.
- Products and services revenue increased $48.3 million (77%) over 1999, primarily reflecting the continued growth of personal training services and nutritional product sales.
- Miscellaneous revenue increased $4.7 million (43%) over 1999, primarily reflecting the continued growth of licensing and co-marketing revenue.

The weighted-average number of fitness centers during 2000 increased to 376 from 343 during 1999, a 10% increase, including an increase in the weighted-average number of centers operating under our upscale brands from 22 to 34. During 2000, we opened 14 new fitness centers within our major metropolitan areas and acquired 17 additional fitness centers: 13 in the Portland, Oregon area, where we previously had no fitness centers, three in the San Diego, California area and one in Pittsburgh, Pennsylvania. At December 31, 2000, we operated a total of 34 upscale fitness centers: 11 as "Bally Sports Clubs", 10 as "The Sports Clubs of Canada", eight as "Pinnacle Fitness" and five as "Gorilla Sports".

Operating income for 2000, excluding a special charge of $6.5 million, was $57.9 million compared to $33.9 million in 1999. The increase of $24.0 million (71%) was due to a $122.9 million increase in net revenue (19%), offset, in part, by an increase in operating costs and expenses of $86.0 million (15%) and a $12.7 million increase in depreciation and amortization. The special charge in 2000 represented a one-time non-cash charge recorded to write off third-party internet investments. EBITDA, exclusive of the impact of the special charge, was $192.0 million in 2000 versus $146.2 million in 1999, a 31% increase. The EBITDA margin, before the special charge, was 24% in 2000 versus 22% in 1999. Fitness center operating expenses increased $47.9 million

(11%), due principally to incremental costs of operating new fitness centers and additional sales commissions from the growth in initial membership fees originated. Products and services expenses increased $30.1 million (73%) to support the revenue growth of product and service offerings. Operating income from products and services increased to $39.2 million from $21.0 million in the prior year (87%), with an EBITDA margin of 35% in 2000 compared to 34% in 1999. Member processing and collection center expenses increased $2.5 million (6%) due to increased printing and postage costs to support the growth in the collection of membership fees and dues. Advertising expenses increased $3.7 million (8%) compared to the prior year due to increased market research, new club marketing and direct mail programs used to grow initial membership fees. General and administrative expenses increased $1.8 million (7%) compared to the prior year to support the Company's overall growth. Depreciation and amortization expense increased $12.7 million (24%) largely as a result of the significant increase in purchases and construction of property and equipment during 2000 and 1999.

Finance charges earned in excess of net interest costs totaled $8.2 million in 2000, a decrease of $1.3 million from 1999 resulting from an increase in the Company's net borrowings, offset in part, by an increase in finance charges earned in 2000.

The income tax provisions for 2000 and 1999 reflect state and Canadian income taxes. The federal provisions were offset by the utilization of prior years' net operating losses. In addition, as a result of our improved operating results and trends, we reduced our tax valuation allowance by $20.0 million in the third quarter of 2000. This adjustment was reflected as a reduction of the tax provision, increasing net income.

Liquidity and Capital Resources

Cash flow provided from operating activities for 2001 was $108.6 million compared to $49.2 million in 2000. The Company's two bulk sales of receivables during 2001 accelerated cash collections by $60.4 million. As expected, the curtailment of discounted dues promotions during the year decreased prepaid dues by $18.6 million. As a result, cash flow from operations, adjusted to exclude the aforementioned sale of receivables and decrease in prepaid dues, was $66.8 million, a 36% increase over 2000. Long-term debt outstanding was reduced by $26.8 million since the start of 2001, a 4% reduction, while net debt (total debt, less net installment contracts receivable and cash), was reduced by $16.3 million, a 14% reduction during the same period.

Over the past four years, we have expanded our capacity to attract new members and better serve existing members by adding new clubs and by refurbishing and expanding existing clubs. During 2001, we invested $91.2 million in property and equipment, including approximately $61.0 million related to new fitness centers, and major upgrades and expansions, including new equipment, of existing centers. In addition, we added 19 fitness centers with our acquisition of Crunch Fitness with a net cash investment of $23.5 million. Finally, approximately $30.0 million was spent and capitalized during 2001 to support existing fitness centers. Capital expenditures presently planned for 2002 are expected to be below 2001 levels.

We are authorized to repurchase up to 1,500,000 shares of our common stock on the open market from time to time. We repurchased 625,100 shares between August 1998 and November 1999 at an average price of $18 per share and 54,500 shares in February 2002 at $15.73 per share.

In March 2001, we sold 2,238,821 shares of our common stock to the public, and the Estate of Arthur M. Goldberg, our former Chairman, exercised an outstanding warrant to purchase 2,207,104 shares of our common stock. We received net proceeds from these transactions of approximately $65 million, which was used principally to reduce bank debt.

In 2001, we sold to a major financial institution a portion of our installment contracts receivable portfolio at net book value in two transactions. The first bulk sale completed in March 2001 yielded proceeds of $45 million. The second bulk sale completed in September 2001 yielded proceeds of $60 million. The combined proceeds of $105 million were used principally to reduce debt.

In December 2001, we amended our three-year bank credit facility, increasing the aggregate amount available to $225.0 million, consisting of a three-year $135.0 million term loan and a

$90.0 million three-year revolving credit facility. The proceeds from the term loan were primarily used to repay principal outstanding on our revolving credit facility. The amount available under the revolving credit facility is reduced by any outstanding letters of credit, which cannot exceed $30.0 million. At December 31, 2001, we had drawn $18.0 million on the revolving credit facility and had outstanding letters of credit totaling $5.0 million. At February 28, 2002, we had drawn $42.5 million on the revolving credit facility and had outstanding letters of credit totaling $5.8 million. The $135.0 million term loan is repayable in 13 installments. The first installment of $250,000 was paid in December 2001, 11 quarterly installments of $460,000 begin March 31, 2002 and the final installment of $129,690,000 is due November 2004. We have no scheduled principal payments under our subordinated debt until October 2007. The principal amount of the certificates under our Series 1996-1 securitization facility began amortizing in July 2001 and had a principal balance of $74.6 million at December 31, 2001 and $48.5 million at February 28, 2002. The remaining principal balance will be funded from cash from operations or borrowings on our revolving credit facility or new revolving securitization. In November 2001, we issued a Series 2001-1 $155.0 million revolving series under the H&T Master Trust. At December 31, 2001 we had drawn $50.0 million on this series and $82.0 million as of February 28, 2002. The principal balance will begin amortizing in December 2003. Our debt service requirements, including interest, during 2002 are approximately $78.3 million, exclusive of the securitization amounts described above. We believe that we will be able to satisfy our 2002 requirements for debt service, capital expenditures and any stock repurchases, out of available cash balances, cash flow from operations and, if necessary, borrowings on the revolving credit facility. In addition to cash from operating activities, we believe our longer-term debt service requirements through 2004 can be satisfied by further refinancing our term loan or securitization facility, or through additional offerings of our common stock.

We participate in a credit card marketing program with a major financial institution. This program allows our members to transfer their financed balance with us to a credit card issued by the financial institution. This is a recourse financing program in which our contingent exposure was $38.9 million as of December 31, 2001. Based on our experience over the six years this program has been in place, we believe we are adequately reserved for this contingent exposure.

We guarantee the leases on two fitness centers, which are part of a joint venture with Holmes Place, Plc. The leases have 15 year terms beginning in May 2002 and November 2002 with current annual rental amounts (subject to escalation) of $.6 million and $1.0 million, respectively. Our Chairman, President and Chief Executive Officer is a director of Holmes Place, Plc.

Forward-Looking Statements

Forward-looking statements in this Annual Report, including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, among others, the following: general economic and business conditions; the impact of our debt structure; risks related to acquisitions; competition; success of operating initiatives, advertising and promotional efforts; existence of adverse publicity or litigation; acceptance of new product offerings; changes in business strategy or plans; quality of management; availability, terms and development of capital; business abilities and judgment of personnel; changes in, or the failure to comply with, government regulations; regional weather conditions; and other factors described in this Annual Report or in other of our filings with the Securities and Exchange Commission. We are under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market Risk

We are exposed to market risk from changes in the interest rates on approximately 11% of our debt outstanding at December 31, 2001 and are subject to minimal foreign exchange risk and no commodity risk. We have purchased an 8.99% London Interbank Offer Rate cap as required by the $6.8 million variable rate portion of the Series 1996-1 securitization facility and an 8.50% rate cap on the Series 2001-1 floating rate accounts receivable-backed variable funding certificates, for which $50.0 million was outstanding as of December 31, 2001. We presently do not use other financial derivative instruments to manage our interest costs.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Bally Total Fitness Holding Corporation

We have audited the accompanying consolidated balance sheets of Bally Total Fitness Holding Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bally Total Fitness Holding Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in the Summary of Significant Accounting Policies footnote to the consolidated financial statements, in 1999 the Company changed its method of accounting for start-up costs.

ERNST & YOUNG LLP
Chicago, Illinois
February 12, 2002

CONSOLIDATED BALANCE SHEET

	December 31 2001	December 31 2000
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and equivalents	$ 9,310	$ 13,074
Installment contracts receivable, net	284,611	289,836
Other current assets	68,899	61,516
Total current assets	362,820	364,426
Installment contracts receivable, net	273,607	275,121
Property and equipment, at cost:		
Land	38,125	39,703
Buildings	140,972	137,686
Leasehold improvements	673,737	596,197
Equipment and furnishings	265,916	220,551
	1,118,750	994,137
Accumulated depreciation and amortization	(490,116)	(435,860)
Net property and equipment	628,634	558,277
Intangible assets, less accumulated amortization of $80,256 and $72,071	237,037	153,113
Deferred income taxes	76,104	68,115
Deferred membership origination costs	112,959	114,129
Other assets	25,729	27,443
	$1,716,890	$1,560,624

See accompanying notes.

	December 31	
	2001	2000
	(In thousands, except share data)	
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 50,471	$ 51,603
Income taxes payable	1,974	3,703
Deferred income taxes	32,346	49,217
Accrued liabilities	75,309	69,782
Current maturities of long-term debt	25,302	17,589
Deferred revenues	294,930	306,493
Total current liabilities	480,332	498,387
Long-term debt, less current maturities	639,869	674,349
Other liabilities	12,555	7,299
Deferred revenues	71,400	82,747
Stockholders' equity:		
Preferred stock, $.10 par value; 10,000,000 shares authorized; none issued		
Series A Junior Participating; 300,000 shares authorized; none issued		
Common stock, $.01 par value; 60,200,000 shares authorized; 32,994,596 and 24,966,985 shares issued	329	249
Contributed capital	657,546	508,639
Accumulated deficit	(107,807)	(188,514)
Unearned compensation (restricted stock)	(26,559)	(11,757)
Common stock in treasury, at cost, 614,039 and 614,039 shares	(10,775)	(10,775)
Total stockholders' equity	512,734	297,842
	$1,716,890	$1,560,624

CONSOLIDATED STATEMENT OF INCOME

	2001	2000	1999
	Year ended December 31		
	(In thousands, except share data)		
Net revenues:			
Membership revenue	$ 689,547	$ 659,279	$ 589,419
Products and services	144,926	110,869	62,616
Miscellaneous revenue	17,570	15,714	10,995
	852,043	785,862	663,030
Operating costs and expenses:			
Fitness center operations	496,937	466,702	418,837
Products and services	91,376	71,716	41,570
Member processing and collection centers	42,304	43,486	40,941
Advertising	54,002	51,443	47,766
General and administrative	29,726	28,964	27,169
Special charges	6,700	6,500	
Depreciation and amortization	73,202	65,605	52,857
	794,247	734,416	629,140
Operating income	57,796	51,446	33,890
Finance charges earned	67,258	68,462	59,449
Interest expense	(58,848)	(62,058)	(52,394)
Other interest income	751	1,760	2,369
	9,161	8,164	9,424
Income before income taxes and cumulative effect of a change in accounting principle	66,957	59,610	43,314
Income tax benefit (provision)	13,750	19,000	(870)
Income before cumulative effect of a change in accounting principle	80,707	78,610	42,444
Cumulative effect of a change in accounting principle			(262)
Net income	$ 80,707	$ 78,610	$ 42,182
Basic earnings per common share:			
Income before cumulative effect of a change in accounting principle	$ 2.91	$ 3.29	$ 1.81
Cumulative effect of a change in accounting principle			(0.01)
Net income per common share	$ 2.91	$ 3.29	$ 1.80
Average common shares outstanding	27,744,046	23,858,486	23,382,288
Diluted earnings per common share:			
Income before cumulative effect of a change in accounting principle	$ 2.70	$ 2.84	$ 1.56
Cumulative effect of a change in accounting principle			(0.01)
Net income per common share	$ 2.70	$ 2.84	$ 1.55
Average diluted common shares outstanding (includes 2,104,154, 3,793,551 and 3,853,543 common equivalent shares in 2001, 2000 and 1999)	29,848,200	27,652,037	27,235,831

See accompanying notes.

BALLY TOTAL FITNESS HOLDING CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common stock						
	Shares	Par value	Contributed capital	Accumulated deficit	Unearned compensation (restricted stock)	Common stock in treasury	Total stockholders' equity
							(In thousands, except share data)
Balance at December 31, 1998	23,373,393	$239	$488,046	$(309,306)	$ (7,978)	$ (9,218)	$161,783
Net income				42,182			42,182
Issuance of common stock for acquisitions of businesses	141,723	1	7,798				7,799
Issuance of common stock under stock purchase and option plans	310,578	3	2,249				2,252
Purchases of common stock	(70,300)					(1,557)	(1,557)
Balance at December 31, 1999	23,755,394	243	498,093	(267,124)	(7,978)	(10,775)	212,459
Net income				78,610			78,610
Issuance of common stock for acquisitions of businesses	295,151	3	4,691				4,694
Issuance/(cancellation) of common stock under long-term incentive plan (net)	90,000	1	3,779		(3,779)		1
Issuance of common stock under stock purchase and option plans	212,401	2	2,076				2,078
Balance at December 31, 2000	24,352,946	249	508,639	(188,514)	(11,757)	(10,775)	297,842
Net income				80,707			80,707
Sale of common stock	2,238,821	22	53,805				53,827
Exercise of warrants	2,207,104	22	11,587				11,609
Issuance of common stock for acquisitions of businesses	2,987,865	30	61,863				61,893
Issuance/(cancellation) of common stock under long-term incentive plan (net)	352,500	4	14,802		(14,802)		4
Issuance of common stock under stock purchase and option plans	241,321	2	2,850				2,852
Income tax benefit from stock options exercised			4,000				4,000
Balance at December 31, 2001	32,380,557	$329	$657,546	$(107,807)	$(26,559)	$(10,775)	$512,734

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31		
	2001	2000	1999
			(In thousands)
OPERATING:			
Income before cumulative effect of a change in accounting principle	$ 80,707	$ 78,610	$ 42,444
Adjustments to reconcile to cash provided —			
Depreciation and amortization, including amortization included in interest expense	76,865	69,381	56,175
Changes in operating assets and liabilities	(48,925)	(98,824)	(59,537)
Cash provided by operating activities	108,647	49,167	39,082
INVESTING:			
Purchases and construction of property and equipment	(91,171)	(108,394)	(119,089)
Acquisitions of businesses and other	(30,692)	(4,066)	(18,921)
Cash used in investing activities	(121,863)	(112,460)	(138,010)
FINANCING:			
Debt transactions —			
Net borrowings (repayments) under revolving credit agreement	(51,500)	69,500	75,000
Net repayments of other long-term debt	(2,771)	(18,661)	(11,274)
Debt issuance and refinancing costs	(4,569)		(6,425)
Cash provided by (used in) debt transactions	(58,840)	50,839	57,301
Equity transactions —			
Proceeds from sale of common stock	53,827		
Proceeds from exercise of warrants	11,609		
Proceeds from issuance of common stock under stock purchase and option plans	2,856	2,078	2,252
Purchases of common stock for treasury			(1,557)
Cash provided by financing activities	9,452	52,917	57,996
Decrease in cash and equivalents	(3,764)	(10,376)	(40,932)
Cash and equivalents, beginning of year	13,074	23,450	64,382
Cash and equivalents, end of year	$ 9,310	$ 13,074	$ 23,450

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS — (continued)

	Year ended December 31		
	2001	2000	1999
			(In thousands)
SUPPLEMENTAL CASH FLOWS INFORMATION:			
Changes in operating assets and liabilities, net of effects from acquisitions or sales, were as follows —			
Decrease (increase) in installment contracts receivable	$ 1,124	$ (73,024)	$ (64,017)
Decrease (increase) in other current and other assets	7,745	(14,599)	(8,987)
Decrease (increase) in deferred membership origination costs	1,170	(7,934)	(5,444)
Increase (decrease) in accounts payable	(5,600)	1,974	6,860
Increase (decrease) in income taxes payable	(16,780)	(20,132)	455
Increase in accrued and other liabilities	382	2,496	7,518
Increase (decrease) in deferred revenues	(36,966)	12,395	4,078
	$ (48,925)	$ (98,824)	$ (59,537)
Cash payments for interest and income taxes were as follows —			
Interest paid	$ 60,256	$ 61,982	$ 49,612
Interest capitalized	(3,984)	(3,959)	(1,149)
Income taxes paid, net	3,029	1,132	415
Investing and financing activities exclude the following non-cash transactions —			
Acquisition of property and equipment through capital leases/borrowings	$ 23,472	$ 28,892	$ 25,118
Acquisitions of businesses with common stock	62,132	4,695	7,800
Common stock issued under long-term incentive plan	14,802	3,779	
Debt, including debt assumed related to acquisitions of businesses	3,862	7,577	26,393
Tax benefit from exercise of employee stock options	4,000		

See accompanying notes.

(All dollar amounts in thousands, except share data)

Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of Bally Total Fitness Holding Corporation (the "Company") and the subsidiaries that it controls. The Company, through its subsidiaries, is a nationwide commercial operator of fitness centers with approximately 405 facilities concentrated in 28 states and Canada. The Company operates in one industry segment, and all significant revenues arise from the commercial operation of fitness centers, primarily in major metropolitan areas in the United States and Canada. Unless otherwise specified in the text, references to the Company include the Company and its subsidiaries.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which require the Company's management to make estimates and assumptions that affect the amounts reported therein. Actual results could vary from such estimates. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

In conjunction with the Company's two bulk sales of portions of its member installment contracts receivable portfolio in 2001, the Company has reclassified for all periods presented, finance charges earned on member installment contracts as non-operating income in the consolidated statement of income. Previously, income from finance charges earned had been reported within operating revenue. The Company believes that the revised classification results in a more consistent presentation of its core operating margins without fluctuations in finance charges earned brought about solely as a result of the recent portfolio sales.

In 2001, the Company changed its presentation of membership revenue and related costs from a "gross" to "net" presentation for all periods presented and combined the sources of membership revenue in the accompanying consolidated statement of income. The change in presentation had no impact on the timing of revenue recognition and therefore had no impact on the Company's operating income. The purpose of the change was to simplify and clarify the presentation of the Company's membership revenue. Under the gross method, deferrable membership revenue from originations and dues collected were presented gross and adjusted to their realized amounts through a "change in deferred revenues" adjustment. Under the net presentation method, initial membership fees originated and dues are combined in the income statement and represent the amount realized for the period, net of the impact of deferral accounting. Under the net method, the Company includes the provision for doubtful receivables as an offset to financed membership revenue. Previously the provision for doubtful receivables was reported as an element of operating expenses. The effect of including the provision as a component of revenue is to reduce both membership revenue and operating expenses by equal amounts.

Deferrable membership origination costs have also been reclassified to a net presentation. Previously these deferrable costs have been presented on a gross basis as incurred, with an aggregate "change in deferred costs" which adjusted incurred costs to amounts recognized under deferral accounting. Under the net presentation, the impact of the deferral is combined with the related cost element to directly present recognized expenses under the deferral method.

Cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short maturity of those instruments.

Property and equipment

Depreciation of buildings, equipment and furnishings (including assets under capital leases) is provided on the straight-line method over the estimated economic lives of the related assets. Amortization of leasehold improvements is provided on the straight-line method over the lesser of the estimated useful lives of the improvements or the lease periods. Depreciation and amortization of property and equipment was $64,875, $57,875 and $47,580 for 2001, 2000 and 1999, respectively.

(All dollar amounts in thousands, except share data)

Deferred finance costs

Deferred finance costs are amortized over the terms of the related debt using the bonds outstanding method. Included in "Other assets" at December 31, 2001 and 2000 were deferred finance costs of $12,056 and $10,880 respectively, net of accumulated amortization of $13,874 and $10,368, respectively.

Intangible assets

Intangible assets consist principally of cost in excess of net assets of acquired businesses (goodwill), which has been amortized on the straight-line method over periods ranging up to 40 years from dates of acquisition, and amounts assigned to acquired operating lease rights, which are being amortized on the straight-line method over the remaining lease periods. The Company has evaluated annually whether the remaining estimated useful life of goodwill warranted revision or the remaining balance of goodwill may not be recoverable, generally considering expectations of future profitability and cash flows (undiscounted and without interest charges) on a consolidated basis. If the sum of the Company's expected future cash flows were less than the carrying value of the Company's long-lived assets and identifiable intangibles, an impairment loss would be recognized equal to the amount by which the carrying value of the Company's long-lived assets and identifiable intangibles exceeded their fair value. Based on present operations and strategic plans, the Company believes that no impairment of goodwill existed at December 31, 2001. However, if future operations do not perform as expected, or if the Company's strategic plans for its business were to change, a reduction in the carrying value of these assets may be required. (See "New accounting pronouncements").

Membership revenue recognition

The Company's fitness centers primarily offer a dues membership, which permits members, upon paying an initial membership fee, which may be financed, to maintain their membership on a month-to-month basis as long as monthly dues payments are made. Initial membership fees may be paid in full when members join or may be financed via installment contracts over periods ranging up to 36 months. Revenues from initial membership fees (net of any related allowances) are deferred and recognized ratably over the weighted-average expected life of the memberships, which for paid-in-full memberships and financed memberships sold have been calculated to be 36 months and 22 months, respectively. Costs directly related to the origination of memberships (substantially all of which are sales commissions paid, which are included in "Fitness center operations") are also deferred and are amortized using the same methodology as for initial membership fees described above. The allowance for cancellations of memberships under so-called "cooling-off" statutes in most states, contractually permitted cancellations and first payment defaults is charged directly against membership revenue, as is the provision for doubtful receivables, which represents the allowance for all other uncollectible memberships. Dues revenue is recorded as monthly services are provided. Accordingly, when dues are prepaid, the prepaid portion is deferred and recognized over the applicable term. Installment contracts bear interest at, or are adjusted for financial accounting purposes at the time the contracts are sold to, rates for comparable consumer financing contracts. Unearned finance charges are amortized over the term of the contracts on the sum-of-the-months-digits method, which approximates the interest method.

Components of deferred revenues as of December 31, 2001 and 2000 (including $14.1 million in prepaid dues added in 2001 as a result of the Crunch Fitness acquisition) are as follows:

2001—	Current	Long-term	Total
Financed initial membership fees deferred	$223,577	$ 44,440	$268,017
Paid-in-full initial membership fees deferred	18,123	11,995	30,118
Prepaid dues	53,230	14,965	68,195
	$294,930	$ 71,400	$366,330

(All dollar amounts in thousands, except share data)

2000—	Current	Long-term	Total
Financed initial membership fees deferred	$236,216	$ 53,437	$289,653
Paid-in-full initial membership fees deferred	19,231	13,262	32,493
Prepaid dues	51,046	16,048	67,094
	$306,493	$ 82,747	$389,240

Components of membership revenue for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Financed initial membership fees:			
Originating, net	$345,398	$362,973	$325,816
(Increase) decrease in deferral	21,636	(16,669)	(23,093)
	367,034	346,304	302,723
Paid-in-full initial membership fees:			
Originating, net	23,396	24,576	23,721
Decrease in deferral	2,375	6,220	20,979
	25,771	30,796	44,700
Dues:			
Dues collected	283,787	284,125	243,960
(Increase) decrease in prepaid dues	12,955	(1,946)	(1,964)
	296,742	282,179	241,996
Membership revenue	$689,547	$659,279	$589,419

Products and services

	2001	2000	1999
Net revenues:			
Retail and nutritional supplements —			
New member programs	$ 55,072	$ 43,486	$23,922
Other	18,062	13,272	4,463
Personal training —			
New member programs	22,859	18,471	9,622
Other	41,609	31,113	21,863
Financial services	7,324	4,527	2,746
	144,926	110,869	62,616
Operating costs and expenses:			
Retail and nutritional supplements	51,727	41,183	20,666
Personal training	39,649	30,533	20,904
	91,376	71,716	41,570
Operating income	$ 53,550	$ 39,153	$21,046

The Company offers personal training services in most club locations and operated approximately 365, 340 and 220 retail store locations within clubs as of December 31, 2001, 2000 and 1999, respectively. The Company offers a full line of Bally-branded and third-party nutritional supplements in its retail store locations and through direct sales to members. Retail and nutritional product inventory is carried at the lower of cost or market.

The Company also offers a number of new membership programs, which include Bally-branded nutritional supplements and personal training services. The value of products and services revenue included in new membership programs is determined based on the retail value of such products and services, and is recognized upon delivery to new members as "Products and services" revenue in the accompanying consolidated statement of income.

Earnings per common share

Basic earnings per common share is computed by dividing income before cumulative effect of a change in accounting principle, cumulative effect of a change in accounting principle and net income by the weighted-average number of shares of common stock outstanding during each year, which totaled 27,744,046 shares, 23,858,486 shares and 23,382,288 shares for 2001, 2000 and 1999, respectively. Diluted earnings per common share is computed by dividing income before cumulative effect of a change in accounting principle, cumulative effect of a change in accounting principle and net income by the weighted-average number of shares of common stock and common stock equivalents outstanding during each year, which totaled 29,848,200 shares, 27,652,037 shares and 27,235,831 shares for 2001, 2000 and 1999, respectively. Common stock equivalents represent the dilutive effect of the assumed exercise of outstanding warrants and stock options and the conversion of exchangeable notes. Common stock equivalents increased the weighted-average number of shares outstanding for diluted earnings per common share by 2,104,154 shares, 3,793,551 shares and 3,853,543 shares for 2001, 2000 and 1999, respectively.

(All dollar amounts in thousands, except share data)

Cumulative effect of a change in accounting principle

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, Reporting the Costs of Start-up Activities, and was effective beginning on January 1, 1999. SOP 98-5 required that start-up costs, including organization costs capitalized prior to January 1, 1999, be written off and any future start-up costs be expensed as incurred. The Company's unamortized start-up costs at January 1, 1999 were written off and reported as a cumulative effect of a change in accounting principle, net of tax.

New accounting pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities,* which requires companies to recognize all derivatives as either assets or liabilities in the balance sheet and measure such instruments at fair value. The Company has adopted SFAS 133, as amended, as of January 1, 2001. There has been no impact on the Company's consolidated financial statements resulting from the adoption of SFAS 133, as amended.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* and No. 142, *Goodwill and Other Intangible Assets*. Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the new accounting standards beginning January 1, 2002. We have completed our preliminary assessment and determined that the financial impact of SFAS No. 141 and No. 142 will be immaterial to our consolidated financial statements, with the exception of the discontinuation of goodwill amortization expense, which approximated $7.6 million in 2001.

Acquisitions

On December 31, 2001 we completed the acquisition of Crunch Fitness, a privately held operator of 19 fitness centers located in New York City, Atlanta, Chicago, San Francisco, Los Angeles and Miami. The purchase price of approximately $90 million included $23.5 million in cash, $3.9 million in assumed debt and approximately three million shares of the Company's common stock. At December 31, 2001, the preliminary purchase price allocated to goodwill totaled approximately $89 million. On an unaudited pro forma basis, excluding goodwill amortization, Crunch had 2001 net revenues of $74.4 million and operating income of $10.1 million. During 2000, we acquired 13 fitness centers in the Portland, Oregon area, three fitness centers in the San Diego, California area and one fitness center in Pittsburgh, Pennsylvania.

Trademarks

In 2000, we purchased certain marks, including the "Bally Total Fitness" service mark, from their owner. Prior to this purchase, the marks were used pursuant to a long-term trademark license agreement.

Special charges

In the third quarter of 2001, we recorded $6.7 million of special charges of which $4.2 million were principally related to cancelled or reformatted marketing events and other direct or indirect costs from disruptions and shutdowns of various club operations and programs resulting from the September 11th tragedies. Special charges also included a one-time markdown of retail apparel in connection with management's strategic repositioning of in-club retail stores, adding juice bars to replace slow moving, lower margin fashion apparel.

In the fourth quarter of 2000, a non-cash charge of $6.5 million was recorded for the write off of third-party internet investments.

(All dollar amounts in thousands, except share data)

Installment contracts receivable

	2001	2000
Current:		
Installment contracts receivable	$397,180	$407,560
Unearned finance charges	(44,898)	(49,601)
Allowance for doubtful receivables and cancellations	(67,671)	(68,123)
	$284,611	$289,836
Long-term:		
Installment contracts receivable	$358,115	$363,512
Unearned finance charges	(21,675)	(24,237)
Allowance for doubtful receivables and cancellations	(62,833)	(64,154)
	$273,607	$275,121

The carrying amount of installment contracts receivable at December 31, 2001 and 2000 approximates fair value based on discounted cash flow analyses, using interest rates in effect at the end of each year comparable to similar consumer financing contracts.

Accrued liabilities

	2001	2000
Payroll and benefit-related liabilities	$27,408	$25,805
Interest	6,274	7,451
Taxes other than income taxes	7,668	7,998
Other	33,959	28,528
	$75,309	$69,782

Long-term debt

	2001	2000
Nonsubordinated:		
Securitization, Series 1996-1	$ 74,581	$160,000
Securitization, Series 2001-1	50,000	
Term loan, due 2004	134,750	74,000
Revolving credit facility	18,000	69,500
Capital lease obligations	54,287	42,500
Other secured and unsecured obligations	34,528	47,084
Subordinated:		
9⅞% Series B Senior Subordinated Notes due 2007	236	236
9⅞% Series D Senior Subordinated Notes due 2007, less unamortized discount of $976 and $1,146	298,789	298,618
Total long-term debt	665,171	691,938
Current maturities of long-term debt	(25,302)	(17,589)
Long-term debt, less current maturities	$639,869	$674,349

In December 2001, the Company amended its three-year bank credit facility, increasing the aggregate amount available to $225,000, consisting of a three-year, $135,000 term loan due November 2004 and a $90,000 three-year revolving credit facility maturing November 2004. The amount available under the revolving credit facility is reduced by any outstanding letters of credit, which cannot exceed $30,000. At December 31, 2001, $18,000 had been drawn on the revolving credit facility and outstanding letters of credit totaled $5,038. The rate of interest on borrowings is at the Company's option, generally based upon either the agent bank's prime rate plus 1.75% or a Eurodollar rate plus 2.75% for the revolving credit facility and the agent bank's prime rate plus 2.50% or a Eurodollar rate plus 3.50% for the term loan. A fee of 1.75% on outstanding letters of credit is payable quarterly. A commitment fee of one-half of 1% is payable quarterly on the unused portion of the revolving credit facility. The credit facility is secured by substantially all real and personal property (excluding installment contracts receivable) of the Company. The term loan is repayable in quarterly installments of $460 commencing March 31, 2002 and the final balance becomes due in November 2004.

(All dollar amounts in thousands, except share data)

In December 1996, the Company refinanced its securitization facility by completing a private placement of asset-backed securities (the "Securitization") pursuant to the H&T Master Trust (the "Trust"). The Trust includes a portfolio of substantially all of the Company's installment contracts receivable from membership sales and the proceeds thereof. The amount by which installment contracts receivable in the Trust exceeds the principal amount of certificates issued by the Trust is generally retained by the Company.

The amortization of Series 1996-1 commenced in August 2001. As of December 31, 2001, the Series 1996-1 had an outstanding balance of $67.8 million and the Floating Certificates had a balance of $6.8 million, both of which are expected to be repaid in full prior to August 2002.

In November 2001, the Company established a $155,000 floating rate accounts receivable-backed revolving facility (the "Series 2001-1"), under the Trust to refinance the Series 1996-1 securitization. As of December 31, 2001, the revolving balance under the Series 2001-1 certificates was $50,000. The Series 2001-1 certificates bear interest (1.99% at December 31, 2001) at a floating commercial paper rate capped at 8.50% pursuant to an interest rate cap agreement. An administrative fee of 1.00% and a program fee of .75% on the outstanding certificate amount is payable monthly. A commitment fee of .50% of the total commitment reduced by the outstanding certificate amount is also payable monthly. Through November 2003, the principal amount of the Series 2001-1 floating certificates is variable, and collections of installment contracts receivable flow through to the Company in exchange for the securitization of additional installment contracts receivable, except that collections are first used to fund interest requirements. The amortization period commences in December 2003, after which collections of installment contracts receivable will be used first to fund interest requirements and then to repay principal on the certificates. The amortization period ends upon the earlier to occur of the certificates being repaid in full or January 2007.

The Company leases certain equipment under capital leases expiring in periods ranging from one to five years. Included in "Property and equipment" at December 31, 2001 and 2000 were assets under capital leases of $64,769 and $49,218, respectively, net of accumulated amortization of $24,451 and $15,018, respectively.

In December 1998, the Company, through a private placement, issued $75,000 aggregate principal amount of 9⅞% Series C Senior Subordinated Notes due 2007 (the "Series C Notes") at a discount to yield an interest rate of 10.2%. The Series C Notes were *pari passu* with the $225,000 Series B Notes issued in 1997. In June 1999, the Company exchanged the Series B and Series C Notes for a like principal amount of 9⅞% Series D Senior Subordinated Notes due 2007 (the "Series D Notes"). The terms of the Series D Notes are substantially identical to the terms of the Series B and Series C Notes. The Series D Notes are not subject to any sinking fund requirement but may be redeemed beginning in October 2002, in whole or in part, with premiums ranging from 4.9% in December 2002 to zero in 2005 and thereafter. The payment of the Series D and the Series B Notes not exchanged is subordinated to the payment in full of all senior indebtedness of the Company, as defined (approximately $363,000 at December 31, 2001).

The revolving credit agreement and the indentures for the 9⅞% Series B and Series D Notes contain covenants that, among other things and subject to certain exceptions, may limit the ability of the Company to incur additional indebtedness, pay dividends, prepay certain indebtedness, dispose of certain assets, create liens and make certain investments or acquisitions. The revolving credit agreement also requires the maintenance of certain financial covenants.

Maturities of long-term debt and future minimum payments under capital leases, together with the

(All dollar amounts in thousands, except share data)

present value of future minimum rentals as of December 31, 2001, are as follows:

	Long-term debt	Capital leases	Total
2002	$ 8,812	$21,668	$ 30,480
2003	10,285	18,164	28,449
2004	281,087	11,730	292,817
2005	3,610	5,368	8,978
2006	2,834	2,325	5,159
Thereafter	304,256	10,872	315,128
	610,884	70,127	681,011
Less amount representing interest		(15,840)	(15,840)
	$610,884	$54,287	$665,171

The fair value of the Company's long-term debt at December 31, 2001 and 2000 approximates its carrying amount except for the Company's subordinated debt, which had a fair market value (based on quoted market prices) of $305,000 and $282,750 at December 31, 2001 and 2000, respectively. The fair values are not necessarily indicative of the amounts the Company could acquire the debt for in a purchase or redemption.

Income taxes

The income tax provision (benefit) applicable to income before income taxes and cumulative effect of a change in accounting principle consists of the following:

	2001	2000	1999
Current:			
Federal	$ 2,008	$ 266	$
State and other	1,250	1,000	870
Deferred	22,618	22,438	16,950
Reversal of valuation allowance	(39,626)	(42,704)	(16,950)
	$(13,750)	$(19,000)	$ 870

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial accounting and income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000, along with their classification, are as follows:

	2001		2000	
	Assets	Liabilities	Assets	Liabilities
Installment contract revenues	$	$ 53,637	$	$ 74,506
Amounts not yet deducted for tax purposes:				
Bad debts	48,543		53,273	
Other	12,050		9,923	
Amounts not yet deducted for book purposes:				
Deferred membership origination costs		46,701		46,849
Depreciation and capitalized costs	1,500		2,840	
Tax loss carryforwards	176,186		210,457	
Other, net		18,220		19,897
	238,279	$118,558	276,493	$141,252
Valuation allowance	(75,963)		(116,343)	
	$162,316	$118,558	$ 160,150	$141,252
Current	$ 17,625	$ 49,971	$ 27,465	$ 76,682
Long-term	144,691	68,587	132,685	64,570
	$162,316	$118,558	$ 160,150	$141,252

At December 31, 2001, estimated federal Alternative Minimum Tax ("AMT") credits and tax loss carryforwards of $5,297 and $364,933, respectively, have been recorded by the Company. The AMT credits can be carried forward indefinitely, while the tax loss carryforwards expire beginning in 2011 through 2020. In addition, the Company has substantial state tax loss carryforwards which began to expire in 2001 and fully expire through 2021. Based upon the Company's past performance and the expiration dates of its carryforwards, the ultimate realization of all of the Company's deferred tax assets cannot be assured. Accordingly, a valuation allowance has been recorded to reduce deferred tax assets to a level which, more likely than not, will be realized.

In accordance with SFAS No. 109 *Accounting for Income Taxes,* the Company reviewed the likelihood of realizing the future benefits of tax loss carryforwards. Based on consistent and growing profitability over the past four years and

(All dollar amounts in thousands, except share data)

reasonably expected continuation of these trends, the Company reduced its tax valuation allowance against net operating losses realized in prior periods by $19,000 and $20,000 during the third quarters of 2001 and 2000, respectively. The adjustment in 2001 decreased the income tax provision by $15,000, increasing net income, and increased paid-in-capital by $4,000. The increase to paid-in-capital was for the tax benefit associated with the Company's stock option and stock purchase plans. The adjustment in 2000 decreased the income tax provision, increasing net income. The Company will continue to review and evaluate the remaining valuation allowance periodically.

A reconciliation of the income tax provision (benefit) with amounts determined by applying the U.S. statutory tax rate to income before income taxes and cumulative effect of change in accounting principle is as follows:

	2001	2000	1999
Provision at U.S. statutory tax rate (35%)	**$ 23,435**	$ 20,863	$15,068
Add (deduct):			
Benefit for change in valuation allowance	**(39,626)**	(42,704)	(16,950)
State income taxes, net of related federal income tax effect and valuation allowance	**813**	822	517
Amortization of cost in excess of acquired assets	**2,168**	1,953	1,643
Other, net	**(540)**	66	592
Income tax provision (benefit)	**$(13,750)**	$(19,000)	$ 870

Stockholders' equity

The Series A Junior Participating Preferred Stock, $.10 par value (the "Series A Junior Stock"), if issued, will have a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 100 times the aggregate dividends declared per share of the Company's common stock, par value $.01 per share, ("Common Stock") during the related quarter. In the event of liquidation, the holders of the shares of Series A Junior Stock will be entitled to a preferential liquidation payment equal to the greater of (a) $100 per share and (b) an amount equal to 100 times the liquidation payment made per share of Common Stock. Each share of Series A Junior Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Junior Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

The Board of Directors of the Company adopted a stockholders rights plan (the "Stockholder Rights Plan") and issued and distributed a stock purchase right ("Right") for each share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Stock at a price of $40.00 per one one-hundredth of a share of Series A Junior Stock, subject to adjustment (the "Purchase Price").

The Rights are not exercisable or transferable apart from the Common Stock until the occurrence of one of the following: (i) 10 days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of public announcement that a person (other than an Exempt Person, as defined below) or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Common Stock (15% for certain institutional holders) (an "Acquiring Person"), or (ii) 10 days after the date of the commencement of a tender offer or exchange offer by a person (other than an Exempt Person) or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 20% or more of the outstanding shares of Common Stock. "Exempt Persons" include the Company, any subsidiary of the Company, employee benefit plans of the Company, and directors of the Company on January 5, 1996 who were also officers of the Company and Bally Entertainment Corporation.

In the event that, at any time after a person or group of affiliated or associated persons has become an Acquiring Person, (i) the Company consolidates with or merges with or into any person and is not the surviving corporation, (ii) any person merges with or into the Company

(All dollar amounts in thousands, except share data)

and the Company is the surviving corporation, but the shares of Common Stock are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power are sold, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of Common Stock (or under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the exercise price of the Right. The Rights, which do not have voting privileges, are subject to adjustment to prevent dilution and expire on January 5, 2006. The Company may redeem or exchange all, but not less than all, of the Rights at a price of $.01 per Right, payable in cash or Common Stock, at any time prior to such time as a person or group of affiliated or associated persons becomes an Acquiring Person.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the later of the Rights distribution date and the date of the earliest of any such events, will be void), will thereafter have the right to receive, upon exercise thereof at the then-current exercise price of the Right, that number of shares of Common Stock (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Right.

At December 31, 2001, 5,207,699 shares of Common Stock were reserved for future issuance (985,701 shares in connection with outstanding warrants and 4,221,998 shares in connection with certain stock plans).

Warrants and stock transactions

In July 1997, in connection with a $7,500 bridge loan provided to the Company by an affiliate of an underwriter of the August 1997 public offering of Common Stock, the Company issued warrants entitling the affiliate to acquire 250,000 shares of Common Stock at an exercise price of $10.05 per share, expiring in July 2002.

The Company issued warrants in 1996, which as of December 31, 2001, were held by the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, entitling him to acquire 735,701 shares of Common Stock at an exercise price of $5.26 per share. The warrants expire in December 2005.

In 2001, the Company sold 2,238,821 shares of common stock to the public, and the Estate of Arthur M. Goldberg, the former Chairman of the Company, exercised an outstanding warrant to purchase 2,207,104 shares of common stock which were sold to the public. The net proceeds from these transactions to the Company of approximately $65 million, were used principally to reduce bank debt.

Stock plans

In January 1996, the Board of Directors of the Company adopted the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the grant of non-qualified stock options to non-employee directors of the Company.

Initially, 100,000 shares of Common Stock were reserved for issuance under the Directors' Plan and, at December 31, 2001, 10,000 shares of Common Stock were available for future grant under the Directors' Plan. Stock options may not be granted under the Directors' Plan after January 3, 2006.

Pursuant to the Directors' Plan, non-employee directors of the Company are granted an option to purchase 5,000 shares of Common Stock upon the commencement of service on the Board of Directors, with another option to purchase 5,000 shares of Common Stock granted on the second anniversary thereof. Additional grants of options may be made from time to time pursuant to the Directors' Plan. In September 2001 and December 2000, options to purchase 5,000 shares of Common Stock were granted to each non-employee director of the Company. Options under the Directors' Plan are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant. Option grants under the Directors' Plan become exercisable in three equal annual installments commencing one year from the date of grant and have a 10-year term.

(All dollar amounts in thousands, except share data)

Also in January 1996, the Board of Directors of the Company adopted the 1996 Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of non-qualified stock options, incentive stock options and compensatory restricted stock awards (collectively "Awards") to officers and key employees of the Company. Initially, 2,100,000 shares of Common Stock were reserved for issuance under the Incentive Plan. In November 1997, June 1999 and December 2000, the Incentive Plan was amended to increase the aggregate number of shares of Common Stock that may be granted under the Incentive Plan to an aggregate of 6,100,000 shares. At December 31, 2001, 447,204 shares of Common Stock were available for future grant under the Incentive Plan. Awards may not be granted under the Incentive Plan after January 3, 2006.

Pursuant to the Incentive Plan, non-qualified stock options are generally granted with an exercise price equal to the fair market value of the Common Stock at the date of grant. Incentive stock options must be granted at not less than the fair market value of the Common Stock at the date of grant. Option grants become exercisable at the discretion of the Compensation Committee of the Board of Directors (the "Compensation Committee"), generally in three equal annual installments commencing one year from the date of grant. Option grants in 2001, 2000 and 1999 have 10-year terms.

A summary of 2001, 2000 and 1999 stock option activity under the Directors' Plan and Incentive Plan is as follows:

	Number of shares represented by options	Weighted-average price	Range of exercise prices
Outstanding at December 31, 1998 — 970,136 of which were exercisable	2,468,825	$12.16	$ 4.13 — 36.00
Granted	780,450	32.01	24.38 — 32.94
Exercised	(266,584)	5.31	4.13 — 18.50
Forfeited	(51,595)	17.59	4.13 — 36.00
Outstanding at December 31, 1999 — 1,508,120 of which were exercisable	2,931,096	17.97	4.13 — 36.00
Granted	636,350	27.92	26.25 — 27.94
Exercised	(171,741)	9.15	4.13 — 18.50
Forfeited	(68,525)	25.24	4.13 — 36.00
Outstanding at December 31, 2000 — 1,996,650 of which were exercisable	3,327,180	20.18	4.13 — 36.00
Granted	691,375	20.24	20.20 — 25.30
Exercised	(201,567)	9.41	4.13 — 24.38
Forfeited	(135,160)	16.89	4.13 — 36.00
Outstanding at December 31, 2001 — 2,337,568 of which are exercisable	3,681,828	20.59	4.13 — 36.00

(All dollar amounts in thousands, except share data)

A summary as of December 31, 2001, of options outstanding and options exercisable is as follows:

Options outstanding			
Range of exercise prices	Shares outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$ 4.13 — 5.13	634,208	4.3	$ 4.38
12.00 — 18.50	944,945	6.2	17.54
20.20 — 29.00	1,475,225	9.1	24.18
32.94 — 36.00	627,450	7.6	33.14
4.13 — 36.00	3,681,828	7.3	20.59

Options exercisable		
Range of exercise prices	Shares exercisable	Weighted-average exercise price
$ 4.13 — 5.13	634,208	$ 4.38
12.00 — 18.50	944,945	17.54
20.20 — 29.00	326,615	27.36
32.94 — 36.00	431,800	33.22
4.13 — 36.00	2,337,568	18.24

The Company has elected to follow APB No. 25, *Accounting for Stock Issued to Employees* and related Interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, *Accounting for Stock-Based Compensation* requires use of option valuation models that were not developed for use in valuing stock options. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the Common Stock on the date of grant, no compensation expense is recognized.

Had compensation cost been determined for the Company's stock option portion of the plans based on the fair value at the grant dates for awards under those plans consistent with the alternative method set forth under SFAS No. 123, the Company's pro forma net income would be:

	2001	2000	1999
Net income			
As reported	**$80,707**	$78,610	$42,182
Pro forma	**75,379**	73,976	39,193
Basic earnings per common share			
As reported	**2.91**	3.29	1.80
Pro forma	**2.72**	3.10	1.68
Weighted-average fair value of options granted	**10.46**	12.80	14.70

The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999: risk-free interest rate of 4.58%, 5.07% and 6.48%, respectively; no dividend yield; volatility factor of the expected market price of the common stock of 0.543, 0.445 and 0.414, respectively; and a weighted-average expected life of the options of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Pursuant to the Incentive Plan, restricted stock awards are rights granted to an employee to receive shares of stock without payment but subject to forfeiture and other restrictions as set forth in the Incentive Plan. Generally, the restricted stock awarded, and the right to vote such stock or to receive dividends thereon, may not be sold, exchanged or otherwise disposed of during the restricted period. Except as otherwise determined by the Compensation Committee, the restrictions and risks of forfeiture will lapse in three equal annual installments commencing one year after the date of grant.

In 2001, 2000 and 1999, the Compensation Committee awarded 355,000 shares, 125,000 shares and 190,000 shares, respectively, of restricted Common Stock to certain key executives of the Company. These shares were issued in the employee's name and are held by the Company until the restrictions lapse. The restrictions on these shares lapse upon a change in control of the Company, the employee's death, termination of employment due to disability or the first date prior to December 31, 2002 which follows seven consecutive trading days on which the trading price equals or exceeds the targeted stock price

(All dollar amounts in thousands, except share data)

of $42 per share. As of December 31, 2001, no compensation expense has been recognized. Unearned compensation of $26,559 is included in stockholders' equity.

In November 1997, the Board of Directors of the Company adopted the Bally Total Fitness Holding Corporation Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan provides for the purchase of Common Stock by eligible employees (as defined) electing to participate in the plan. The stock can generally be purchased semi-annually at a price equal to the lesser of: (i) 95% of the fair market value of the Common Stock on the date when a particular offering commences or (ii) 95% of the fair market value of the Common Stock on the date when a particular offering expires. For each offering made under the Stock Purchase Plan, each eligible employee electing to participate in the Stock Purchase Plan will automatically be granted shares of Common Stock equal to the number of full shares which may be purchased from the employee's elected payroll deduction, with a maximum payroll deduction equal to 10% of eligible compensation, as defined. The first offering under the Stock Purchase Plan commenced on January 1, 1998 and expired on March 31, 1998. Thereafter, offerings commence on each April 1 and October 1 and expire on the following September 30 and March 31, respectively, until the Stock Purchase Plan is terminated or no additional shares are available for purchase. At December 31, 2001, 82,966 shares of Common Stock were available for future purchases under the Stock Purchase Plan. Pursuant to APB No. 25, no expense was recorded by the Company in connection with this plan.

Savings plans

The Company sponsors several defined contribution plans that provide retirement benefits for certain full-time employees. Eligible employees may elect to participate by contributing a percentage of their pre-tax earnings to the plans. Employee contributions to the plans, up to certain limits, are matched in various percentages by the Company. The Company's matching contributions related to the plans totaled $1,631, $1,579 and $1,412 for 2001, 2000 and 1999, respectively.

Commitments and Contingencies

Operating leases

The Company leases various fitness center facilities, office facilities, and equipment under operating leases expiring in periods ranging from one to 25 years, excluding optional renewal periods. Certain of the leases contain contingent rental provisions generally related to cost-of-living criteria or revenues of the respective fitness centers. Rent expense under operating leases was $114,092, $107,917 and $97,542 for 2001, 2000 and 1999, respectively.

Minimum future rent payments under long-term noncancellable operating leases in effect as of December 31, 2001, exclusive of taxes, insurance, other expenses payable directly by the Company and contingent rent, are $128,639, $129,495, $126,427, $122,824 and $115,675 for 2002 through 2006, respectively, and $581,519 thereafter.

Litigation

The Company is involved in various claims and lawsuits incidental to its business, including claims arising from accidents at its fitness centers. In the opinion of management, the Company is adequately insured against such claims and lawsuits, and any ultimate liability arising out of such claims and lawsuits will not have a material adverse effect on the financial condition or results of operations of the Company. In addition, from time to time, customer complaints are investigated by governmental bodies. In the opinion of management, none of the complaints or investigations currently pending will have a material adverse effect on our financial condition or results of operations.

Other

The Company participates in a credit card marketing program with a major financial institution. This program allows members to transfer their financed balance to a credit card issued by the financial institution. This is a recourse financing program in which the Company's contingent exposure was $38.9 million as of December 31, 2001. Based on experience over the six years this program has been in place, the Company believes it is adequately reserved for this contingent exposure.

The Company guarantees the leases on two fitness centers, which are part of a joint venture with Holmes Place, Plc. The leases have 15 year terms beginning in May 2002 and November 2002 with current annual rental amounts (subject to escalation) of $.6 million and $1.0 million, respectively. The Company's Chairman, President and Chief Executive Officer is a director of Holmes Place, Plc.

Quarterly Consolidated Financial Information (unaudited)

	Quarter ended							
	March 31		June 30		September 30		December 31	
	2001	2000	2001	2000	2001	2000	2001	2000
	(In millions, except per share data)							
Net revenues (as reported)	$280.3	$249.9	$281.3	$252.7	$209.9	$198.9	$211.8	$201.6
Net revenues (as reclassified)	213.9	190.1	216.6	195.3				
Operating income (as reported)	34.7	29.8	34.1	31.7	9.4	15.1	14.8	8.3
Operating income (as reclassified)	16.9	13.4	16.8	14.6				
Net income	18.6	15.3	19.2	15.9	26.5	35.9	16.3	11.5
Basic earnings per common share	.75	.65	.67	.67	.92	1.50	.57	.48
Diluted earnings per common share	.65	.56	.63	.58	.88	1.30	.54	.41

1. In the third quarter of 2001 the Company changed its presentation of membership revenue from a gross to net presentation and also reclassified finance charges earned on member installment contracts as non-operating income. (See Notes to Consolidated Financial Statements). First and second quarter data has been reclassified to conform with the new presentation. The reclassification to net the provision for doubtful receivables against revenue from operating expense was $48.6 million and $43.4 million, in the first quarter of 2001 and 2000, respectively, and $47.4 million and $40.3 million, in the second quarter of 2001 and 2000, respectively. The reclassification of finance charges earned from a component of revenue to non-operating income was $17.8 million and $16.4 million, in the first quarter of 2001 and 2000, respectively, and $17.3 million and $17.1 million, in the second quarter of 2001 and 2000, respectively.
2. In the third quarter of 2001, the Company recorded a net benefit of special items of $8.3 million ($.27 per diluted share) to record special charges primarily related to the September 11th tragedy and a one-time markdown of retail apparel, offset by a reduction of a tax valuation allowance as a result of continued improved operating results and trends. In the fourth quarter of 2000, the Company recorded a one-time non-cash charge of $6.5 million ($.24 per diluted share) to write off third-party internet investments. In the third quarter of 2000, as a result of improved operating results and trends, the Company reduced a tax valuation allowance by $20.0 million ($.72 per diluted share).
3. The Company's operations are subject to seasonal factors.

Capital Stock Information

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "BFT". The following table sets forth, for the periods indicated, the high and low quarterly sales prices for a share of our common stock as reported on the NYSE.

	High	Low
2000:		
First quarter	$27 9/16	$20 7/8
Second quarter	27 7/8	21 5/16
Third quarter	26	20 9/16
Fourth quarter	34 7/8	22 13/16
2001:		
First quarter	$33 15/16	$25 3/4
Second quarter	30	22.90
Third quarter	29.70	18.90
Fourth quarter	22.49	17.85

As of March 11, 2002, there were 8,101 holders of record of our common stock.

We have not paid a cash dividend on our common stock since we became a public company in January 1996 and do not anticipate paying dividends in the foreseeable future. The terms of our revolving credit agreement restrict us from paying dividends without the consent of the lenders during the term of the agreement. In addition, the indenture for our senior subordinated promissory notes generally limits dividends paid by us to the aggregate of 50% of consolidated net income, as defined, earned after January 1, 1998 and the net proceeds to us from any stock offerings and the exercise of stock options and warrants.

Directors

Lee S. Hillman (Chairman) (a)
President and Chief Executive Officer of the Company

George N. Aronoff (b) (c)
Chairman of the Executive Committee at the law firm of Benesch, Friedlander, Coplan & Aronoff LLP

John W. Dwyer
Executive Vice President and Chief Financial Officer of the Company

J. Kenneth Looloian (a) (b) (d)
Consultant to Di Giorgio Corporation

James F. McAnally, M.D. (b) (c) (d)
Private Practitioner Specializing in Hypertension and Kidney Disease

Liza M. Walsh (c)
Partner at the law firm of Connell Foley LLP

Executive Officers

Paul A. Toback
Executive Vice President, Chief Operating Officer

William G. Fanelli
Senior Vice President, Finance

Cary A. Gaan
Senior Vice President, Secretary and General Counsel

Harold Morgan
Senior Vice President, Human Resources

John H. Wildman
Senior Vice President, Sales and Marketing

(a) Member of Executive Committee
(b) Member of Audit Committee
(c) Member of Compensation Committee
(d) Member of Nominating Committee

Other Corporate Officers

Julie Adams
Vice President, Membership Services

Jason M. Conviser
Vice President, Clinical Services

Jonathan J. Harris
Vice President, Media Development and Communications

Robert W. Hense
Vice President, Corporate Development

Michael A. Karoff
Vice President, New Product Marketing

Thomas S. Massimino
Vice President, Operations

Theodore P. Noncek
Vice President, Controller

Geoffrey M. Scheitlin
Vice President, Planning and Treasurer

Howard Schwartz
Vice President, Club Retail Operations

David D. Southern
Vice President, Field Marketing

Tia Willows
Vice President, Fitness Services

Regional Officers

Sandor Feher
Regional Vice President

Howard Reser
Regional Vice President

Daniel L. Toboi
Regional Vice President

Michael S. Levy
President, BTF Canada Corporation

Stockholder Information

Stockholders' Annual Meeting

The annual meeting of the stockholders of Bally Total Fitness Holding Corporation will be held at 9:00 a.m. local time on June 7, 2002 at our Crunch Fitness club located at 3101 Cobb Parkway, Atlanta, GA 30339. Notice of the meeting, proxy statement and proxy were sent to stockholders with this annual report.

Registrar and Transfer Agent

LaSalle Bank N.A.
135 South LaSalle Street
Chicago, Illinois 60603
(312) 904-2000

Form 10-K Report

A copy of the Company's 2001 annual report filed with the Securities and Exchange Commission on Form 10-K is available to stockholders without charge. To obtain a copy, direct your request to the Investor Relations Department, Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631.

Stockholder Inquiries

Inquiries regarding stock transfers (including name changes, gifts and inheritances), lost share certificates and Form 1099 information should be addressed to LaSalle Bank N.A., 135 South LaSalle Street, Chicago, Illinois 60603, (312) 904-2000.

All other inquiries should be directed to the Investor Relations Department, Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631.

Annual Report

The annual report for the fiscal year ended December 31, 2001 is published solely to supply information about Bally Total Fitness Holding Corporation to its stockholders. It is not intended as a representation, prospectus or circular with respect to any security and is not transmitted in connection with any sale, or to induce the purchase of any security, nor has it been approved or disapproved or passed upon as to accuracy or adequacy by the Securities and Exchange Commission.

BALLY TOTAL FITNESS HOLDING CORPORATION
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
www.ballyfitness.com